RULE 14F-1
                  REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                INFORMATION PURSUANT TO SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                           MAUI GENERAL STORE, INC.
                     P.O. Box 297, Hana, Maui, HI 96713

This report is furnished by the Board of Directors of Maui General Store, Inc., a New York corporation ("Maui") to the holders of its common stock, $.001 par value. Information in this report regarding Palmera Holdings, Inc. its current shareholders or its management has been provided to Maui by Palmera Holdings.

Maui has entered into an Agreement and Plan of Merger (the "Merger Agreement") with MGS Acquisition Corp., a recently-formed subsidiary of Maui, and Palmera Holdings, Inc., a Florida corporation ("Palmera"). Palmera was organized in 2005 to engage in medical research utilizing adult stem cell technology developed by The Stowe Foundation and licensed to Palmera.

The Merger Agreement provides that a closing will occur ten or more days after this information statement is mailed to Maui's shareholders. At the closing, (a) Maui's President will surrender 3,256,635 common shares to Maui, (b) Maui's President will sell 50,000,000 shares to Palmera, which will surrender the shares to Maui, leaving 90,000,000 shares outstanding, then (c) Palmera will be merged into MGS Acquisition Corp. and Maui will issue 360,000,000 common shares to the current shareholders of Palmera (the "Palmera Merger"). At the conclusion of the Palmera Merger, there will be 450,000,000 shares of Maui common stock outstanding, 80% of which will be owned by the current share-holders of Palmera.

The Merger Agreement provides that, at the closing, Maui's Board of Directors will be increased to three members. Richard Miller, who is currently the sole director of Maui, will elect three individuals designated by Palmera to serve as Maui's Board of Directors. Mr. Miller will then resign from his position as sole director and sole officer of Maui.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Maui on or about January 30, 2006.

              VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There are at present 143,256,635 shares of Maui common stock issued, outstanding and entitled to vote. The following table sets forth the number of Maui shares owned by each person who, as of January 30, 2006, owns of record, or is known by Maui to own beneficially, more than 5% of the Maui common stock, as well as the ownership of such shares by the sole director and executive officer of Maui and the shares beneficially owned by all officers and directors as a group.

Name and Address of            Amount and Nature of            Percent
Beneficial Owner(1)            Beneficial Ownership            of Class
----------------------------------------------------------------------------
Richard Miller.                   115,497,305                   80.6%
Current Executive Officers and
Directors as a Group (1 person)   115,497,305                   80.6%

___________________________________

(1)  Mr. Miller's address is P.O. Box 297, Hana, Maui, HI 96713.

Upon the closing of the Palmera Merger, there will be 450,000,000 shares of Maui common stock issued and outstanding. The following table sets forth the number of Maui shares beneficially owned by each person who, as of the closing, will own beneficially more than 5% of Maui's common stock, as well as the ownership of such shares by the individuals who will be the executive officers and directors of Maui after the closing.

Name and Address of             Amount and Nature of           	Percent
Beneficial Owner(1)             Beneficial Ownership            of Class
------------------------------------------------------------------------------
Dr. Lawrence Stowe                132,338,769                   29.4%
M. Peter Carey III                 49,270,526                   10.9%
N. Christopher Parshad             49,270,526                   10.9%
Matthew McCullough                 49,270,526                   10.9%

All directors and officers
 as a group (4 persons)           280,150,347                   62.3%

Richard Miller(2)                  62,240,670                   13.8%

Dale Twardowski                    49,270,526                   10.9%
_______________________________________

(1) Except as noted, the address of the owner is c/o Palmera Holdings, Inc., 19321 U.S. Highway 19 North, Building C, Suite 320, Clearwater, FL 33764


(2)  Mr. Miller's address is P.O. Box 297, Hana, Maui, HI 96713.

Potential Change of Control

Maui and Mr. Miller have entered into an Escrow and Interim Operations Agreement with the current shareholders of Palmera Holdings (the "Escrow Agreement"). The Escrow Agreement provides that upon the closing of the Palmera Merger, the new Maui shares as well as the outstanding shares of MGS Acquisition Corp. will be delivered to Palmera's attorney to be held in escrow. If, within four months, Maui obtains $2 million in additional capital, then the escrow agent will deliver the new Maui shares to the current shareholders of Palmera Holdings. If, however, Maui does not obtain the additional capital within the four month period, then the escrow agent will deliver the new Maui shares back to Maui and will deliver the capital stock of MGS Acquisition Corp. to the current Palmera shareholders. If it should occur that the additional capital is not raised and the new Maui shares are returned to Maui, then there will be 90,000,000 shares of Maui common stock outstanding, of which Richard Miller will own 62,240,670 or 69.2%.

The Escrow Agreement provides that the Palmera shareholders may obtain an extension of up to three months of the date by which the additional capital must be raised. In order to obtain an extension of one month they must pay $10,000 to Richard Miller. For a second additional month, they must pay $10,000 to Mr. Miller, and $15,000 for a third additional month.

Related Party Transaction

Palmera Holdings has entered into a Stock Purchase Agreement with Richard Miller, Maui's President. The agreement provides that, on the date of the Palmera Merger, Palmera will purchase 50,000,000 common shares from Richard Miller, and Mr. Miller will surrender 3,256,635 common shares to the Maui treasury. The purchase price payable for the 50,000,000 shares will be $750,000. The purchase price will be payable after Maui has obtained $2,000,000 in additional capital. The Merger Agreement provides that, at the time of the Palmera Merger, Palmera will surrender the 50,000,000 shares to Maui's treasury.

NEW BOARD OF DIRECTORS

Upon the closing of the Palmera Merger, the following individuals will become the members of Maui's Board of Directors and its executive officers.

Name                            Age     Position
--------------------------------------------------------------------------
Dr. Lawrence Stowe              52      Chairman, Chief Executive Officer
M. Peter Carey III              47      President, Chief Financial Officer,
                                         Director
Matthew McCullough              27      Director
N. Christopher Parshad          38      Secretary, Treasurer

Dr. Lawrence Stowe has served as Chairman and Chief Executive Officer of Palmera Holdings, Inc. since September 2005. Since April 2003 Dr. Stowe has been the Managing Director of The Stowe Foundation, a non-profit research institution. Dr. Stowe is responsible for managing the five operational divisions of the Stowe Foundation. Since October 2003 Dr. Stowe has also served as the Chief Science Officer of Body Extreme/Major Connection, Inc., which manufactures and markets health and nutrition products. From December 2000 to December 2005 Dr. Stowe was engaged as a Health and Science Advisor to the Medical Director of the BioTherapy Clinic of Texas, an immune therapy and medical spa. From February 2001 to July 2002 Dr. Stowe was a Member of the Health Science Advisory Board of Matol, a Canadian corporation engaged in the development of health and nutrition products. Dr. Stowe was awarded a Ph.D in Chemical Engineering and Miomolecular Engineering in 1982 by the University of Illinois.

M. Peter Carey has been the President of Palmera Holdings, Inc. since August 2005. Since 2004 Mr. Carey has been employed as a Principal of Gemstone Securities, an investment banking firm located in Clearwater Florida. From 2003 to 2004 Mr. Carey was engaged as a consultant to financial services firms. From 1999 to 2003 Mr. Carey served as the Chief Operating Officer of Invest Financial, a securities broker-dealer. Mr. Carey was awarded a Masters in Business Administration in 1998 by the University of Notre Dame.

Matthew McCullough has been employed by Gemstone Securities since 2004 as a Principal and Investment Manager at its offices in Clearwater Florida. During 2004 Mr. McCullough was employed as a Project Manager by PRTS Disaster Recovery, a contractor. From 2001 to 2003 Mr. McCullough was employed by Invest Financial Corp. with responsibilities in operations and management. Mr. McCullough was awarded a B.A. in Finance in 2000 by the University of Notre Dame.

N. Christopher Parshad has been the Treasurer of Palmera since August 2005. Since March 2004 Mr. Parshad has been employed as a Principal of Gemstone Securities, and investment banking firm located in Clearwater Florida.
From 1999 until 2004 Mr. Parshad was employed as Assistant Vice President with responsibilities in the Finance Department of Invest Financial Corp., a securities broker-dealer. Mr. Parshad was awarded a Bachelor of Commerce degree in 1990 by Carleton University in Ottawa.

Nominating and Audit Committee

The Board of Directors will not have an audit committee or a nominating committee immediately after the closing of the Palmera Merger, due to the small size of the Board. The Board will also not have an "audit committee financial expert" within the definition given by the Regulations of the Securities and Exchange Commission. The members of the Board expect to recruit an audit committee financial expert to join the Board during 2006.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

EXECUTIVE COMPENSATION

Present Management

Richard Miller has received no compensation from Maui for services during the past three years.

Post-Merger Management

During the last four months of 2005 Palmera paid or accrued the following compensation for its officers:

        2005:                               Paid     Accrued
                                          --------  ---------
                   Dr. Lawrence Stowe      $10,000  $  7,500
                   M. Peter Carey               --    17,500
                   N. Christopher Parsha        --    17,500

Palmera has agreed to pay its three officers the compensation shown in the following table for services during 2006 to Palmera and to Maui (after the Palmera Merger). All salaries will be accrued for payment after Palmera and/or Maui obtain at least $1 million in additional capital.

	2006:			               Compensation
                                             ---------------
                   Dr. Lawrence Stowe          $ 117,500
                   M. Peter Carey                117,500
                   N. Christopher Parshad        117,500

	Employment Agreements

Dr. Lawrence Stowe has an Employment Agreement with Palmera dated September 14, 2005. The Agreement terminates on September 14, 2010, subject to automatic one-year extensions if Palmera does not give notice of termination. The Agreement provides that Palmera will pay Dr. Stowe an annual salary of $120,000 and a bonus of up to 25% once Palmera's technology has been successfully commercialized.

	Directors Fees

Palmera has agreed to pay each director a fee of $500 for attendance at each meeting of the Board.

January 30, 2006                   By Order of the Board of Directors:

                                   Richard Miller, Chairman